UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G

(Amendment No. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Oncobiologics, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)
68235M105
(CUSIP Number)

October 26, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68235M105

1	NAME OF REPORTING PERSON PointState Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	68235M105

1	NAME OF REPORTING PERSON PointState Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,353,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,353,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	68235M105

1	NAME OF REPORTING PERSON PointState Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,353,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,353,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No.	68235M105

1	NAME OF REPORTING PERSON PointState Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,353,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,353,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	68235M105

1	NAME OF REPORTING PERSON Zachary J. Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,353,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,353,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON IN

Item 1(a)	Name of Issuer

The name of the issuer is Oncobiologics, Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at: 7 Clarke Drive, Cranbury, New Jersey 08512.

Item 2(a)	Name of Person Filing

This statement is filed by:

(i)	PointState Fund LP, a Delaware limited partnership (“PointState Fund”);

(ii)
PointState Holdings LLC, a Delaware limited liability company (“PointState Holdings”), which serves as the general partner to SteelMill Master Fund, LP, a Cayman Islands exempted limited partnership (“SteelMill”) and PointState Fund;

(iii)	PointState Capital LP, a Delaware limited partnership (“PointState”), which serves as the investment manager to SteelMill and PointState Fund;

(iv)	PointState Capital GP LLC, a Delaware limited liability company (“PointState GP”), which serves as the general partner to PointState; and

(v)	Zachary J. Schreiber (“Mr. Schreiber”), who serves as managing member of PointState Holdings and PointState GP.

PointState Fund, PointState Holdings, PointState, PointState GP and Mr. Schreiber are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.

Item 2(b)	Address of Principal Business Office or, if None, Residence

The address of the business office of each of the Reporting Persons is care of PointState Capital LP, 40 West 57th Street, 25th Floor, New York, NY 10019.

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Item 2(c)	Citizenship

PointState Fund, PointState Holdings, PointState, and PointState GP are organized under the laws of Delaware. Mr. Schreiber is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Shares”).

Item 2(e)	CUSIP No.

68235M105

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4.	Ownership

SteelMill is the direct holder of warrants that may be exercised to purchase 1,353,000 Common Shares.

The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

All percentages of Common Shares outstanding contained herein assume that 72,198,468 Common Shares are outstanding as of August 10, 2018, as disclosed on the Company’s Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2018.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

The information in Items 2 and 4 is hereby incorporated by reference.

Item 8.	Identification and Classification of Members of the Group

N/A

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Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2018

POINTSTATE FUND LP

By: PointState Capital LP, as its investment manager
By: PointState Holdings LLC, as its general partner

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber

POINTSTATE HOLDINGS LLC

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

POINTSTATE CAPITAL LP

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

POINTSTATE CAPITAL GP LLC

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber

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